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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)

7-ELEVEN, INC.
(Name of Subject Company)

IYG HOLDING COMPANY
SEVEN-ELEVEN JAPAN CO., LTD.
SEVEN & I HOLDINGS CO., LTD.†
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku
Tokyo 102-8455, Japan
(813) 6238-3711
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

†
Seven & I Holdings Co., Ltd. is a filing person solely with respect to the Rule 13e-3 Transaction Statement filed under cover of this Schedule TO.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,283,654,100	$151,089

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), other than Shares owned by Seven-Eleven Japan Co., Ltd. ("Parent") and its subsidiaries, at a purchase price of $37.50 per Share, net to the seller in cash. According to the Company, as of September 15, 2005, there were 118,139,607 Shares outstanding on a fully diluted basis (treating exercisable options as outstanding), of which 83,908,831 Shares are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 34,230,776 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$120,600	Filing Party:	Seven-Eleven Japan Co., Ltd. IYG Holding Company
Form or Registration No.:	Schedule TO-T	Date Filed:	September 6, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☒    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on September 6, 2005 by Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), and IYG Holding Company, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), relating to the Offer (as defined below) by Purchaser to purchase all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), not owned by Parent and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

Item 4.    Terms of the Transaction.

        Section (a) of Item 4 is amended and supplemented as follows: The price per Share to be paid pursuant to the Offer is being increased from $32.50 per Share to $37.50 per Share (the "Amended Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005, as amended, and to be set forth in a supplement to the Offer to Purchase and in a related Letter of Transmittal, copies of which will be distributed to shareholders of the Company.

        The Offer is extended to, and will expire at, 12:00 midnight, New York City time, on Tuesday, November 8, 2005, unless the Offer is extended further.

Item 11.    Additional Information.

        Section (b) of Item 11 is amended and supplemented as follows: On October 20, 2005, Parent entered into a Memorandum of Understanding, subject to court approval, to settle all pending purported shareholder class action litigation relating to Parent's tender offer. Under the terms of the Memorandum of Understanding, no financial payment will be made directly to the class members and the class plaintiffs will dismiss their claims and provide releases to Parent, Purchaser, and their respective officers, directors, employees or agents. The full text of the Memorandum of Understanding is attached as Exhibit (a)(5)(ix) to this Amendment No. 7.

        The Memorandum of Understanding does not cover shareholder derivative lawsuits relating to the tender offer, which lawsuits remain pending.

Item 12.    Exhibits.

(a)(1)(xvi)	Press Release issued by Seven & I Holdings Co., Ltd. on October 21, 2005.
(a)(1)(xvii)	Press Release issued by Seven-Eleven Japan Co., Ltd. and 7-Eleven, Inc. on October 21, 2005.
(a)(5)(ix)	Memorandum of Understanding, dated October 20, 2005.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2005

IYG HOLDING COMPANY
By:	/s/ NOBUTAKE SATO Name: Nobutake Sato Title: Vice President & Director
SEVEN-ELEVEN JAPAN CO., LTD.
By:	/s/ TOSHIRO YAMAGUCHI Name: Toshiro Yamaguchi Title: President & COO
SEVEN & I HOLDINGS CO., LTD.
By:	/s/ NORITOSHI MURATA Name: Noritoshi Murata Title: President & COO

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(xvi)	Press Release issued by Seven & I Holdings Co., Ltd. on October 21, 2005.
(a)(1)(xvii)	Press Release issued by Seven-Eleven Japan Co., Ltd. and 7-Eleven, Inc. on October 21, 2005.
(a)(5)(ix)	Memorandum of Understanding, dated October 20, 2005.

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